Exhibit 12.1

Gener8 Maritime, Inc.
Computation of Ratio of Earnings to Fixed Charges*
(Expressed in thousands of United States Dollars, except ratios)

	Year Ended December 31,
	2017	2016	2015	2014 (2)	2013
Fixed Charges
Interest expense, net	$82,764	$49,627	$15,982	$29,849	$34,643
Capitalized interest	3,163	27,602	35,172	8,958	-
Interest Component of rent expense	561	559	544	564	597
Fixed Charges	86,487	77,788	51,698	39,371	35,240
Earnings
Net income (loss)	67,306	67,306	129,569	(47,084)	(101,073)
Fixed charges (calculated above)	86,487	77,788	51,698	39,371	35,240
Capitalized interest	(3,163)	(27,602)	(35,172)	(8,958)	-
Total earnings available for fixed charges	$150,630	$117,491	$146,095	$(16,671)	$(65,833)
Ratio of Earnings to Fixed Charges (1)	1.74	1.51	2.83	(0.42)	(1.87)
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (1)	1.74	1.51	2.83	(0.42)	(1.87)

*     As defined in Item 503(d) of Regulation S-K of the Securities Exchange Act of 1934

(1)

For purposes of computing these ratios, “earnings” consist of income before taxes, interest component of rent expense (approximately one-third of our rent expense is deemed by the Company to be representative of the interest factor inherent in such rent expense), interest expense, swap interest, capitalized interest, and amortization of loan fees. “Fixed charges” consist of interest expense, swap interest, capitalized interest, and amortization of loan fees. as reported in the consolidated financial statements.

(2)	For the year ended December 31, 2014, the deficiencies in earnings to available to cover fixed charges were $56.0 million.